

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 17, 2013

Via E-mail
Mr. William Raver
General Counsel
Heritage Oaks Bancorp
1222 Vine Street
Paso Robles, CA 93446

> **Re:** **Heritage Oaks Bancorp**
> **Registration Statement on Form S-4**
> **Filed November 20, 2013**
> **File No. 333-192421**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed March 6, 2013**
> **File No. 000-25020**

Dear Mr. Raver:

We have reviewed the above referenced items and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information, including, if applicable, a draft of your proposed disclosures to be made in future filings. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-4

General

1. Please note the updating requirements in accordance with Rule 3-12 of Regulation S-X. Please also provide updated consents in your next filing amendment.

2. Please disclose the projections Heritage Oaks and Mission Community provided to the financial advisor of the other party.

Summary, page 10

3.   If material quantify the number of Mission Community's outstanding warrants and options that may be exercised prior to the effective date of the merger agreement and any material effect this could have on per share compensation for Mission Community shareholders.

The Merger, page 50

4.   Provide us with any analyses, reports, presentations, or similar materials, including any board books, provided to or prepared by Sandler O'Neil and D.A. Davidson in connection with rendering the fairness opinions.

Opinion of Sandler O'Neill, page 61

5.   Please revise to state that Sandler O'Neill has consented to the reproduction of its opinion in the prospectus.

Sandler O'Neill's Relationship, page 74

6.   Please disclose how much Heritage Oaks is paying Sandler for the fairness opinion and how much it has paid Sandler for other services for the last two years.

Comparative per Share Market Price…, page 122

7.   Include the tabular comparison of the market value of your securities and Mission Community's securities in the forepart of your prospectus. Refer to paragraph (g) of Item 3 of Form S-4.

Security Ownership of Certain Beneficial Owners of Mission Community Bancorp, page 125

8.   Please disclose the natural persons who are the beneficial owners of the shares held by Carpenter Fund Manager and Palladium Equity Partners III.

Part II. Information Not Required in Prospectus

Item 21. Exhibits and Financial Schedules, page II-2

9.   We note that you have filed forms of opinion for exhibits 5.1, 8.1, and 8.2. Please file signed and dated versions of these opinions prior to effectiveness.

Signatures, page II-5

10.   Please have either your Controller or Principal Accounting Officer sign in this capacity. Refer to Instruction 1 on page 17 of Form S-4.

Form 10-K for the Year Ended December 31, 2012

11.   Please revise your future filings to separately disclose your non-accrual, past due and restructured loans in accordance with Item III(C)(1) of Industry Guide III. Please also provide us with your proposed disclosures as of September 30, 2013 in addition to your two most recent fiscal periods ended December 31, 2012.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact John Spitz at (202) 551-3484 or John Nolan, Senior Assistant Chief Accountant, at (202) 551-3492 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or me at (202) 551-3698 with any other questions.


Sincerely,

/s/Mark Webb

Mark Webb
Legal Branch Chief


cc: <u>Via E-mail</u>
        Jordan E. Hamburger, Esq.